UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to                                          .

Commission File No. 001-31970

TRW Automotive Savings Plan for Represented Employees

TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedule

TRW Automotive Savings Plan for Represented Employees
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

TRW Automotive Savings Plan for Represented Employees
Financial Statements and Supplemental Schedule
Years Ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
TRW Automotive Savings Plan
for Represented Employees

We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Savings Plan for Represented Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Principal Financial Group, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2003 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of and for the year ended December 31, 2003. The form and content of the information included in the 2003 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan’s 2004 financial statements were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Troy, Michigan
June 27, 2005

TRW Automotive Savings Plan for Represented Employees

Statement of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Mutual funds	$14,735,554	$4,677,487
Common/collective trust funds	7,127,964	7,804,120
Pooled separate accounts	–	9,569,665
Participant loans	1,148,786	936,444
Employer securities	1,817	–

Net assets available for benefits	$23,014,121	$22,987,716

See notes to Financial Statements.

TRW Automotive Savings Plan for Represented Employees

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Investment income:
Interest and dividends	$456,595	$64,589

Contributions:
Employer	225,474	212,600
Employee	1,657,025	1,561,201

Total contributions	1,882,499	1,773,801

Net realized and unrealized appreciation in fair value of investments	1,005,242	2,648,450

Total additions	3,344,336	4,486,840

Deductions
Benefit payments	3,289,181	1,891,292
Other	12,614	5,526
Administrative expenses	16,136	13,884

Total deductions	3,317,931	1,910,702

Net increase	26,405	2,576,138

Net assets available for benefits at beginning of year	22,987,716	20,411,578

Net assets available for benefits at end of year	$23,014,121	$22,987,716

See notes to financial statements.

TRW Automotive Savings Plan for Represented Employees

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of Plan

The following description of the TRW Automotive Savings Plan for Represented Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution benefit plan designated to provide eligible employees (represented by a bargaining unit) of a participating plant, division, or subsidiary of Kelsey-Hayes Company (the “Company” or “KH”) with a vehicle to systematically save funds. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of five TRW Automotive locations actively participate in the Plan. They are the Brighton, Mt. Vernon, Kingsway, Jackson, and Fayette plants. Terms for each location are negotiated separately and may differ. The following is a general description of the Plan’s requirements for each participating location. Participants should refer to the plan agreement for more complete information.

Eligibility

Hourly employees of the plants are eligible to participate in the Plan based on applicable collective bargaining agreements, generally after one year of service with the Company.

Employee Contributions

A participant may elect to contribute from 1% to the maximum amount permitted under Internal Revenue Service regulations. The participant may also elect the percentage of their contribution to be allocated to each fund.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

Under the Mt. Vernon plan agreement, the Company contributes twenty-five cents ($0.25) for each hour that a participant was compensated during the month provided the participant made pre-tax contributions to the Plan of 1% or more and twenty cents ($0.20) per hour prior to March 17, 2003. Under the Brighton plan agreement, the Company contributes fifteen cents ($0.15) for each hour that a participant was compensated during the month. Additionally, the Company will match up to 50% of the first 2% of the employee’s basic deferred contributions. Under the Jackson agreement, the Company contributes fourteen cents ($0.14) per hour that a participant was compensated during the month provided the participant contributed 3% or more to the Plan ($0.07 per hour compensated prior to February 8, 2003). For the Kingsway location, only employee contributions are allowed under the plan agreement. Under the Fayette plan agreement, the Company makes no matching contributions, although the Company may, at its discretion, make a profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant who was hired prior to July 1, 2001 is 100% vested after seven years of credited service. A participant who is hired on or after July 1, 2001 is 100% vested after four years of service.

Forfeitures

Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to pay Plan administrative expenses. During 2004 and 2003, $1,622 and $8,397 of forfeitures were used to pay Plan administrative expenses. Approximately $14,066 and $51 at December 31, 2004 and 2003, respectively, were available to pay additional Plan expenses.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Allocations

At the end of each calendar quarter, each participant’s account is adjusted to reflect a pro rata share of the net earnings of the Plan. The earnings are allocated based on the participant’s proportionate share of the investment principal of each of the funds. In September of 2004, administration of the plan was transferred to Fidelity. Fidelity performs the same adjustment to each participant’s account on a daily basis.

Loans

Participants may borrow an amount limited to the lesser of 50% of their vested account balance, or $50,000. This loan can be for any purpose, and is payable over 5 to 10 years, depending upon the purpose of the loan. Loans are repayable with interest at a market rate (prime rate plus 1%) determined at the date of application. Principal and interest is paid ratably through regular payroll deductions.

Payment of Benefits

Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of their account. Withdrawals of participant contributions are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. All benefits are payable in lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Distributions to participants and beneficiaries will be made at such time after termination of, or discontinuance of, contributions to the Plan as provided by the Plan agreement.

Plan Changes

On July 21, 2004, the Company filed a Form S-8 with the U.S. Securities and Exchange Commission pursuant to which TRW common stock was added as an investment option under the plan.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In September of 2004, administration of the Plan was transferred to Fidelity Investments Institutional Operations Company, Inc (“Fidelity”).

Investment Options

The Plan provides for 25 investment options which include the following funds:

•	Fidelity Managed Income Portfolio

•	PIMCO Total Return Fund – Administrative Class

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	Lord Abbett Mid-Cap Value Fund – Class A

•	Fidelity Dividend Growth Fund

•	Fidelity Magellan Fund

•	Spartan U.S. Equity Index Fund

•	Lord Abbett Small-Cap Value Fund – Class A

•	Fidelity Blue Chip Growth Fund

•	Artisan Mid Cap Fund

•	Fidelity Small Cap Stock Fund

•	American Funds EuroPacific Growth Fund – Class R5

•	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B

•	TRW Stock Fund

•	Fidelity Freedom Income Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Common/collective trust funds are stated at fair value as determined by the trustee. Thereof, the Fidelity Managed Income Portfolio’s policy is to maintain a stable net asset value of $1.00 per unit. The Portfolio is valued daily, and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. To achieve its investment objective, the Portfolio may invest in short- and long-term investment contracts issued by insurance companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contract are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If management becomes aware of an event or events that has or have occurred affecting the Portfolio’s value, an adjustment is recorded. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service.

Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on an ex-dividend date.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2004 and 2003, and net realized and unrealized appreciation in fair value of investments and interest and dividends for the year ended December 31, 2004 and 2003, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Principal Financial Group and Fidelity, the trustee. Such information has not been examined by independent auditors as of and for the year ended December 31, 2003.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation
	in Fair Value
	of Investments
	2004	2003
Mutual funds	$693,992	842,609
Common/collective trust funds	251,720	279,480
Pooled separate accounts	59,490	1,526,361
Employer securities	40	—

	$1,005,242	2,648,450

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004		2003
Principal Stable Fund	$	*	$7,804,120
Fidelity Magellan Fund		6,779,618	7,184,006
Principal Bond & Mortgage Separate Account		*	1,960,211
American Balanced (R3) Fund		*	1,806,954
PIMCO Total Return Fund – Admin Class		1,806,324	*
Dodge & Cox Balanced Fund		2,419,541	*
Fidelity Dividend Growth Fund		1,240,116	*
Fidelity Managed Income Portfolio		7,127,964	*

*	Investment option not available for period presented.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)

4. Related Party Transactions

Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. For details of the Fidelity managed investments held by the Plan and their respective dollar values, see Schedule H.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

TRW Automotive Savings Plan for Represented Employees
EIN: 13-3369789 Plan Number: 058

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2004

Identity of Issuer,
Borrower, Lessor		Current
or Similar Party	Description of Investments	Value
American Funds	American Funds EuroPacific Growth Fund – Class R5	$701,452

Fidelity	Fidelity Magellan Fund	6,779,618
	Fidelity Blue Chip Growth Fund	178,516
	Fidelity Dividend Growth Fund	1,240,116
	Fidelity Small Cap Stock Fund	53,198
	Fidelity Freedom Income Fund	10,384
	Fidelity Freedom 2010 Fund	11,141
	Fidelity Freedom 2015 Fund	49,322
	Fidelity Freedom 2020 Fund	46,512
	Fidelity Freedom 2040 Fund	11,605
	Managed Income Portfolio	7,127,964
	Spartan US Equity Index Fund	16,360

PIMCO	PIMCO Total Return Fund – Administrative Class	1,806,324

Dodge & Cox	Dodge & Cox Balance Fund	2,419,541
	Dodge & Cox Stock Fund	586,047

Morgan Stanley	MSI Fund, Inc. – International Equity Portfolio – Class A	45,354

Lord Abbett	Lord Abbett Mid-Cap Value Fund – Class A	262,419
	Lord Abbett Small Cap Value Fund – Class A	142,422

TRW Automotive	TRW Stock Fund	1,817

Artisan	Artisan Mid Cap Fund	375,223

		21,865,335
Participants*	Participants loans, interest rates range from 5.0% to 10.5%, with various maturity dates	1,148,786

Total assets held		$23,014,121

*	Parties-in-interest

Note: Historical cost information is not disclosed since all investments are participant directed.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Savings Plan for Represented Employees
(Name of Plan)

	By:	/s/ Joseph S. Cantie

Joseph S. Cantie
Date: June 28, 2005		Vice President and Treasurer
Kelsey-Hayes Company

TRW AUTOMOTIVE HOLDINGS CORP.

ANNUAL REPORT ON FORM 11-K

INDEX TO EXHIBITS

Exhibit
Number	Documents
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm